# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIMINI CAPITAL MANAGEMENT, INC., CIK 0001275477
CUSIP: 090319104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3305 FLAMINGO DRIVE, VERO BEACH, Florida (FL), 32963
Date of event which requires filing of this statement: 10/05/2015
Filed by CIK 0001303609
Persons authorized to receive notices and communications: Robert B. Lamm, Gunster, 4855 Technology Way, Suite 630, Boca Raton, Florida (FL), 33431, (954) 468-1321

## Reporting persons
- Jaumot Frank E (CIK 0001303609): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 550,825; shared voting power 54,465; sole dispositive power 550,825; shared dispositive power 54,465; aggregate amount beneficially owned 550,825 (5.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: BIMINI CAPITAL MANAGEMENT, INC.
Address of issuer's principal executive offices: 3305 FLAMINGO DRIVE, VERO BEACH, Florida (FL), 32963
Comment: This statement relates to the Class A Common Stock, $0.001 par value per share (the "Common Stock"), of Bimini Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3305 Flamingo Drive, Vero Beach, FL 32963.

## Item 2. Identity and Background
Name of person filing: Frank E. Jaumot
Residence or business address: c/o Bimini Capital Management, Inc., 3305 Flamingo Drive, Vero Beach FL 32963
Present principal occupation or employment: Mr. Jaumot is a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the Common Stock beneficially owned by him as compensation for serving as a director of the Issuer.

The Reporting Person did not acquire the Common Stock beneficially owned by him using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares of Common Stock beneficially owned by him for investment purposes. The Reporting may acquire additional shares of Common Stock for cash or as director's fees and may otherwise acquire or dispose of shares of Common Stock in the future. Other than as described herein, the Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 550,825 shares of Class A Common Stock, which represents approximately 5.5% of the Issuer's outstanding shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of his shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Issuer's securities during the last 60 days
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person also continues to be a member of the Board of Directors of the Issuer and as such, may receive future director's compensation in the form of Class A Common Stock. There are otherwise currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Jaumot Frank E: /s/ Frank E. Jaumot, Frank E. Jaumot (08/04/2025)